Super Group Reports Financial Results for First Quarter of 2025

•	Revenue of $516.8 million for the first quarter of 2025

•	Profit of $59.4 million for the first quarter of 2025

•	Non-GAAP Adjusted EBITDA ex-US of $121.0 million and a loss of $9.8 million from the US amounted to Adjusted EBITDA of $111.1 million

•	Unrestricted cash of $351.0 million as of March 31, 2025

•
Change in presentation currency from Euros to US dollars ("USD"), effective January 1, 2025. The change is to enhance comparability with our US listed peers and provide more relevant information to investors

New York, NY – May 8, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, the "Company" or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced first quarter 2025 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “We started 2025 on a high note, delivering a strong first quarter with impressive revenue growth, a surge in customer acquisition, and effective retention strategies. The Group's combined revenue reached a record $517 million for a first quarter, representing a 25% year-over-year increase, fueled by outstanding sports betting margins and consistent casino margins, as well as our ongoing efforts to optimize return on investment across all markets.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “Along with record first-quarter revenue growth, Group Adjusted EBITDA increased by 120% to $111 million. Total Revenue ex-U.S. grew 24% to $502 million, with Adjusted EBITDA ex-U.S. growing 62% to $121 million, keeping us on track to deliver on our annual guidance. Our Balance Sheet remains strong with unrestricted cash of $351 million, despite increasing the minimum dividend target and paying $95.7 million, representing the 2024-year end and 2025 first quarter dividend. This brings the total dividends paid to $145.8 million over the last 12 months."

Financial Highlights:
•Revenue increased by 25% to $516.8 million for the first quarter of 2025 from $411.9 million in the same period of the prior year, driven by growth from the Africa, Europe and North America (predominantly Canada) markets partially offset by declines from the LATAM, Middle East and Asia-Pacific markets.
•Profit for the period was $59.4 million for the first quarter of 2025 compared to $44.6 million in the first quarter of 2024. Profit for the period in the first quarter of 2024 included a gain on disposal of the B2B division of Digital Gaming Corporation Limited ("DGC") of $43.6 million as well as a non-cash charge of $14.3 million related to the increase in fair value of option liability.
•Adjusted EBITDA, a non-GAAP financial measure, increased by 120% to $111.1 million for the first quarter of 2025 compared to $50.4 million in the first quarter of 2024.
•Monthly Active Customers increased by 14% to 5.3 million for the first quarter of 2025 compared to 4.7 million in the first quarter of 2024.
•Cash and cash equivalents was $351.0 million as of March 31, 2025 compared to $388.0 million at December 31, 2024.
•Dividends of $95.7 million paid during the quarter, consisting of year-end 2024 dividend of $75.5 million and a dividend declared in the first quarter of 2025 of $20.2 million.

Guidance 2025
Super Group combined guidance remains unchanged at greater than $2.014 billion (€1.915 billion) in revenue and greater than $421 million (€400 million) Adjusted EBITDA. Euros converted to USD at Q1 2025 average rate of 1.052 USD to EUR.

Change in presentation currency
The Group has adopted a change in presentation currency from Euros to USD effective as January 1, 2025. Accordingly, the comparatives have been re-presented retrospectively as if the new presentation currency had always been the presentation currency. Assets and liabilities previously reported in Euros have been converted to USD as at December 31, 2024, using the period end foreign exchange rates of the underlying functional currency of the respective subsidiaries within the Group. Items within the statement of Profit or Loss and Other Comprehensive Income previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates at the date of the transaction. Historic equity transactions were converted at the average monthly foreign exchange rates at the date of the transactions and were subsequently carried at the historic value.

Revenue by Geographical Region for the Three Months Ended March 31, 2025 in $ millions:

	Betway	Spin	Total
Africa and Middle East	201	2	203
Asia-Pacific	5	27	32
Europe	70	26	96
North America	39	142	181
South/Latin America	3	2	5
Total revenue	318	199	517
	%	%	%
Africa and Middle East	63%	1%	39%
Asia-Pacific	2%	13%	6%
Europe	22%	13%	19%
North America	12%	72%	35%
South/Latin America	1%	1%	1%
Revenue by Geographical Region for the Three Months Ended March 31, 2024 in $ millions *:

	Betway	Spin	Total
Africa and Middle East	151	—	151
Asia-Pacific	9	29	38
Europe	42	21	63
North America	35	118	153
South/Latin America	4	3	7
Total revenue	241	171	412
	%	%	%
Africa and Middle East	63%	0%	37%
Asia-Pacific	4%	17%	9%
Europe	17%	12%	15%
North America	14%	69%	37%
South/Latin America	2%	2%	2%
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Revenue by product line for the Three Months Ended March 31, 2025 in $ millions:

	Betway	Spin	Total
Online casino[1]	205	199	404
Sports betting[1]	106	—	106
Brand licensing[2]	5	—	5
Other[3]	2	—	2
Total revenue	318	199	517
Revenue by product line for the Three Months Ended March 31, 2024 in $ millions *:

	Betway	Spin	Total
Online casino[1]	151	171	322
Sports betting[1]	79	—	79
Brand licensing[2]	6	—	6
Other[3]	5	—	5
Total revenue	241	171	412
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA, Adjusted EBITDA ex-US, Adjusted EBITDA US are non-GAAP company-specific performance measures that Super Group ("the Group") uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business and other adjustments. Adjusted EBITDA ex-US is Adjusted EBITDA relating to the rest of the Group, excluding Digital Gaming Corporation (“DGC”). Adjusted EBITDA US is Adjusted EBITDA relating to DGC.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they provide additional perspective on the financial performance of our core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA for the Three Months Ended March 31:

	2025 $m	2024 * $m
Profit for the period	59	45
Income tax expense	30	8
Finance income	(2)	(3)
Finance expense	2	1
Depreciation and amortization expense	18	22
EBITDA	107	73
Change in fair value of options	—	14
RSU expense	7	4
Unrealized foreign exchange	(2)	3
Gain on disposal of business	—	(44)
Other adjustments[1]	(1)	—
Adjusted EBITDA	111	50

Adjusted EBITDA, ex-US	121	74
Adjusted EBITDA, US	(10)	(24)
1 Other adjustments in 2024 includes Sportsbook acquisition related costs and certain legal costs.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Webcast Details
The Company will host a webcast at 7:45 a.m. ET tomorrow to discuss the first quarter 2025 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting and casino offering brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s sports betting and online gaming offerings are underpinned by its leading technology and proprietary marketing and data analytics engine which empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.supergroup.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 3, 2025, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the Three Months Ended March 31, 2025 and 2024

	2025 $m	2024* $m
Revenue	517	412
Direct and marketing expenses	(367)	(330)
General and administrative expenses	(43)	(43)
Depreciation and amortization expense	(18)	(22)
Gain on disposal of business	—	44
Other operating income	—	4
Finance income	2	3
Finance expense	(2)	(1)
Change in fair value of options	—	(14)
Profit before taxation	89	53
Income tax expense	(30)	(8)
Profit for the period	59	45

Profit for the period attributable to:
Owners of the parent	59	45
Non-controlling interest	—	—
	59	45
Other comprehensive income items that may be reclassified subsequently to profit
Foreign currency translation	17	(8)
Other comprehensive income for the period	17	(8)

Total comprehensive profit for the period	76	37

Total comprehensive profit for the period attributable to:
Owners of the parent	76	37
Non-controlling interest	—	—
	76	37

Weighted average number of shares outstanding, basic (millions)	504	501
Weighted average number of shares outstanding, diluted (millions)	505	502

Profit per share, basic (cents)	11.70	8.99
Profit per share, diluted (cents)	11.68	8.97
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Financial Position
as at March 31, 2025 and December 31, 2024

	2025 $m	2024 * $m
ASSETS
Non‐current assets
Intangible assets	188	177
Goodwill	97	95
Property, plant and equipment	28	21
Right-of-use assets	68	68
Deferred tax assets	35	40
Regulatory deposits	15	14
Investment in associate	3	3
Prepayment for sportsbook software[1]	122	117
	556	535
Current assets
Trade and other receivables	148	139
Loans receivable	1	1
Income tax receivables	6	10
Restricted cash	10	9
Cash and cash equivalents	351	388
Fixed term deposits	14	14
	530	561
TOTAL ASSETS	1,086	1,096

Non-current liabilities
Lease liabilities	68	67
Deferred tax liability	2	2
Provisions	1	1
	71	70
Current liabilities
Lease liabilities	6	6
Trade and other payables	260	284
Customer liabilities	60	53
Provisions	7	7
Income tax payables	38	20
Derivative financial instruments	2	2
Dividends payable	—	75
	373	447
TOTAL LIABILITIES	444	517
EQUITY
Issued capital	344	344
Treasury shares	(3)	(3)
Accumulated other comprehensive deficit	(28)	(45)
Retained profit	332	286
Equity attributable to owners of the parent	645	582
Non-controlling interest	(3)	(3)
SHAREHOLDERS' EQUITY	642	579
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,086	1,096
1 The Prepayment for sportsbook software relates to a reclassification of the loan receivable from Apricot Investments Limited. This reclassification has been made to reflect the latest position with regards to the proposed acquisition of the Sportsbook Technology Platform.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.